DDCSH
ATTORNEYS AT LAW                                                 Daniel W. Carr
                                                                  John J. Coates
                                                                 Kevin M. Coates
                                                                    H. Alan Dill
455 Sherman Street, Suite 300                                     Robert A. Dill
Denver, Colorado 80203                                            Thomas M. Dunn
Phone: 303-777-3737                                            John A. Hutchings
Fax: 303-777-3823                                                 Stephen M. Lee
www.dillanddill.com                                            Fay M. Matsukage*
                                                                  Adam P. Stapen
                                                                  Jon Stonbraker
Dill Dill Carr Stonbraker & Hutchings, P.C.                      Craig A. Stoner
                                                               Felicity Tompkins
                                                               Patrick D. Tooley
                                                        *Also licensed in Nevada




April 28, 2005



H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

RE:      AMERA RESOURCES CORPORATION
         FORM 20-F/A NO. 1 FILED ON FEBRUARY 28, 2005
         FILE NO. 0-51005

Dear Mr. Schwall:

On behalf of Amera Resources Corporation (the "Company"), Amendment No. 2 to the registration statement on Form 20-F is being filed.

The comments of the staff in its letter dated April 5, 2005, have been addressed in this filing pursuant to your request. The comments are set forth below, together with the Company's responses, which refer to the EDGAR page, which contains revised disclosure.

To assist the staff in its review of this Amendment, we are sending two hard copies of this letter, together with two hard copies of the Amendment, marked to show all of the changes.


GENERAL COMMENTS

1. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 1. YOUR REGISTRATION STATEMENT BECAME EFFECTIVE ON JANUARY 26, 2005. UPON EFFECTIVENESS, YOU BECAME SUBJECT TO THE REPORTING REQUIREMENTS OF THE SECURITIES AND EXCHANGE ACT OF 1934, EVEN THOUGH WE HAD NOT CLEARED ALL COMMENTS. AS OF THE DATE OF THIS LETTER, YOU HAVE NOT FILED ANY PERIODIC REPORTS. EXPLAIN WHY YOU HAVE NOT DONE SO. ALSO, FILE ALL REQUIRED PERIODIC REPORTS AS SOON AS POSSIBLE. SEE SECTION 12(G)(1) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR GUIDANCE.

         RESPONSE: Complied. The Company has filed all required Form 6-K filings with the Securities and Exchange Commission via EDGAR.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2005
Page 2


2. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 3. HOWEVER, YOU INFORMATION IS AS OF SEPTEMBER 30, 2004. THEREFORE, WE REISSUE COMMENT 23 IN ITS ENTIRETY. PLEASE ALSO UPDATE YOUR ENTIRE REGISTRATION STATEMENT, IF POSSIBLE, TO A DATE NO EARLIER THAN SIXTY DAYS PRIOR TO THE DATE OF THE DOCUMENT. SEE ITEM 3.B. OF FORM 20-F.

         RESPONSE: Complied; however, the Company has provided certain information, including the information set forth in the Capitalization and Indebtedness section, as of the date of the most recent balance sheet, AS ALLOWED IN SECTION III(B)(F) OF THE STAFF'S PUBLICATION ENTITLED INTERNATIONAL REPORTING AND DISCLOSURE ISSUES IN THE DIVISION OF CORPORATION FINANCE, AVAILABLE ON THE COMMISSION'S WEBSITE AT:
         HTTP://WWW.SEC.GOV/DIVISIONS/CORPFIN/INTERNATL/ISSUES1004.HTM.

RISK FACTORS, PAGE 12

3.       WE NOTE YOUR RESPONSE TO PRIOR COMMENT 6. THE RISK FACTOR "THE
         COMPANY'S ACTIVITIES ARE SUBJECT TO GOVERNMENT REGULATIONS. . .." ON
         PAGE 13 CONTAINS BOTH ENVIRONMENTAL REGULATIONS AND OTHER GOVERNMENTAL REGULATIONS. CONSIDER FURTHER REVISING THE RISK FACTOR DISCUSSION TO PROVIDE A SEPARATE CAPTION FOR THE ENVIRONMENTAL RISKS TO WHICH YOU ARE SUBJECT.

         RESPONSE: Complied. The risk factor has been separated into two separate risk factors. See pages 12 to 13.

OTHER PROPERTIES, PAGE 36

4. COMMENT NUMBER 39 IS RE-ISSUED REGARDING GOLD VALUES REPORTED AS RANGING IN VALUE. THE GOLD ASSAY RESULTS OF 83 COMPOSITE ROCK SAMPLES ARE REPORTED TO RANGED FROM <0.005 TO 1.140 PPM, IN THE SECOND PARAGRAPH OF THE ZONA VENTANA SECTION AND WITHIN THE FIRST PARAGRAPH OF THE ZONA AFUERA SECTION, THE ROCK SAMPLES GOLD ASSAY VALUES RANGED FROM
         <0.005 TO 0.605 PPM. AS A GENERAL CHECKLIST AND REVIEW, WHEN REPORTING
         THE RESULTS OF SAMPLING AND CHEMICAL ANALYSES:
             o DISCLOSE ONLY WEIGHED-AVERAGE SAMPLE ANALYSES ASSOCIATED WITH A MEASURED LENGTH OR A SUBSTANTIAL VOLUME.
             o ELIMINATE ALL ANALYSES FROM "GRAB" OR "DUMP" SAMPLES, UNLESS THE SAMPLE IS OF A SUBSTANTIAL AND DISCLOSED WEIGHT.
             o ELIMINATE ALL DISCLOSURE OF THE HIGHEST VALUES OR GRADES OF SAMPLE SETS.
             o   ELIMINATE GRADES DISCLOSED AS "UP TO" OR "AS HIGH AS."
             o   ELIMINATE STATEMENTS CONTAINING GRADE AND/OR SAMPLE-WIDTH
                 RANGES.
             o AGGREGATED SAMPLE VALUES FROM RELATED LOCATIONS SHOULD BE AGGREGATED BASED ON A WEIGHTED AVERAGE OF LENGTHS OF THE SAMPLES.
             o GENERALLY, USE TABLES TO IMPROVE READABILITY OF SAMPLE AND DRILLING DATA.
             o SOIL SAMPLES MAY BE DISCLOSED AS A WEIGHTED AVERAGE VALUE OVER SOME AREA.
             o   REFRAIN FROM REPORTING SINGLE SOIL SAMPLE VALUES.
             o CONVERT ALL PPB QUANTITIES TO PPM QUANTITIES FOR DISCLOSURE. REVISE YOUR TEXT ACCORDINGLY.

         RESPONSE:  Complied.  See pages 34 to 35.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2005
Page 3



OPERATING AND FINANCIAL REVIEW AND PROSPECTS, PAGE 41

5. WE NOTE YOUR DISCLOSURE ON PAGE 42 THAT RIDGECREST CAPITAL, S.A. WAS "RETAINED TO PROVIDE CONSULTING SERVICES FOR THE COMPANY WITH EUROPEAN INVESTORS." EXPAND YOUR DISCLOSURE TO DISCUSS IN GREATER DETAIL THE SERVICES PERFORMED.

         RESPONSE:  See page 40.

EMPLOYMENT AGREEMENTS, PAGE 50

6. WE NOTE YOUR RESPONSE TO PRIOR COMMENT 24. REVISE YOUR REGISTRATION STATEMENT TO UPDATE THE STATUS OF YOUR AGREEMENT WITH GROSSO GROUP. ALSO, FILE THE FORM OF THE AGREEMENT OR, IF AVAILABLE, THE EXECUTED AGREEMENT AS AN EXHIBIT TO THE REGISTRATION STATEMENT.

         RESPONSE: Complied. As of the date of the registration statement, the Company and the Grosso Group are waiting for comments from the TSX Venture Exchange on the contract. As such, the contract has not been finalized. The Company has, however, filed the form of the agreement as an exhibit to the registration statement. See Exhibit 4.19.

ESCROW SHARES, PAGE 59

7. IDENTIFY THE PERCENTAGE OF CLASS HELD IN ESCROW BY EACH INDIVIDUAL NAMED IN THE TABLE ON PAGE 60.

         RESPONSE:  Complied. See page 59.

RELATED PARTY TRANSACTIONS, PAGE 61

8. WE NOTE YOUR CHANGES IN RESPONSE TO PRIOR COMMENT 27. EXPAND YOUR DISCLOSURE TO EXPLAIN THE TERM "GREENSHOE OPTION" AS THE AVERAGE INVESTOR MAY BE UNFAMILIAR WITH THE TERM.

         RESPONSE:  Complied. See pages 64 and 65.

INSPECTION OF DOCUMENTS, PAGE 82

9. WE NOTE YOUR CHANGES IN RESPONSE TO PRIOR COMMENT 31. PLEASE FURTHER EXPAND YOUR DISCLOSURE TO INCLUDE THE SEC'S WEBSITE ADDRESS, WWW.SEC.GOV, IN YOUR AMENDED REGISTRATION STATEMENT.

         RESPONSE:  Complied. See page 81.

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
April 28, 2005
Page 4





Please contact the undersigned with any additional questions or comments you may have.

Sincerely,

/s/ CRAIG A. STONER

Craig A. Stoner

Enclosures

CC:      Amera Resources Corporation